Exhibit (a)(10)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEVEN HOLLINGER, on behalf of himself and all others similarly situated,

Plaintiff,

v.

PARRALLEL PETROLEUM CORPORATION; JEFFREY G. SHRADER, LARRY C. OLDHAM, MARTIN B. ORING, RAY M. POAGE, and EDWARD A. NASH,

Defendants.

Verified class action complaint

Plaintiff, Steven Hollinger (“Plaintiff”), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, except as to the allegations which pertain to Plaintiff, which allegations are based upon personal knowledge, as follows:

Nature of the action

1    This is a shareholder class action on behalf of Plaintiff and the public stockholders of Parallel Petroleum Corporation (“Parallel” or the “Company”) seeking injunctive and other appropriate relief for breaches of fiduciary duty by Defendants Parallel, and its Board of Directors, in their attempt to sell Parallel to Apollo Global Management LLC (“Apollo”) through an unfair process and for an unfair price.

Parties

2    Plaintiff owns shares of Parallel common stock and has owned such shares at all relevant times.

3    Parallel is incorporated in Delaware and headquartered in Midland, Texas. Parallel is an oil and natural gas company focused on the acquisition, development, and exploitation of oil and natural gas reserves. Parallel is named as a necessary party.

4    Defendant, Jeffrey G. Shrader (“Shrader”), has been Chairman of the Board of Directors of the Company since 2001. Shrader received $162,880 in Director Compensation in 2008.

5    Defendant, Larry C. Oldham (“Oldham”), has been a Director, President and Chief Executive Officer of the Company since 1979. Under the Proposed Transaction, Oldham has 179,000 unvested stock options granted by Parallel that will be accelerated. Oldham stands to receive a substantial financial benefit of $119,610 from the acceleration of these options.

6    Defendant, Martin B. Oring (“Oring”), has been a Director of the Company since 2001. Oring received $166,577 in Director Compensation in 2008.

7    Defendant, Ray M. Poage (“Poage”), has been a Director of the Company since 2003. Poage received $241,412 in Director Compensation in 2008.

8    Defendant, Edward A. Nash (“Wash’), has been a Director of the Company since 2007. Nash received $220,934 in Director Compensation in 2008.

9    The defendants named above in paragraphs 4-8 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, as officers or directors of Parallel, or both, have a fiduciary relationship with Plaintiff and other public shareholders of Parallel, and owe them the highest obligations of good faith, fair dealing, loyalty, and due care.

Class action allegations

10    Plaintiff brings this action on behalf of itself and all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with defendants), who are or will he threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

11    This action is properly maintainable as a class action.

12    The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, as of July 30, 2009, Parallel had 41,646,445shares of common stock outstanding.

13    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the other members of the Class?;

b.	Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that does not maximize the Company’s value in violation of their fiduciary duties?; and

c.	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct?

14    Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

15    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

16    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudication with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

17    Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

18    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

The Individual Defendants’ fiduciary duties

19    By reason of Individual Defendants’ positions with the Company as officers or Directors, or both, they are in a fiduciary relationship with Plaintiff and the other public shareholders of the Company and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty, and full, candid, and adequate disclosure, as well as a duty to maximize shareholder value. They are required to exercise good faith and subordinate their own personal interests to those of the public stockholders where their interests conflict.

20    As alleged in detail below, the Individual Defendants have breached their fiduciary duties to Parallel’s public shareholders by facilitating the Proposed Transaction. In particular, the Proposed Transaction is not in the best interests of those shareholders, and at least one Director is not independent with respect to the Proposed Transaction.

21    Under the Proposed Transaction, Defendant Oldham’s unvested stock options, granted by the Company under various Stock Option Plans, will accelerate under a change of control. As stated in the Company’s Schedule 14D-9 (“Recommendation Statement”), Oldham has 179,000 unvested stock options that will be accelerated if the Proposed Transaction goes through. Oldham stands to receive a substantial financial benefit of $119,610 from the acceleration of these options, a unique benefit not shared with the Company’s other shareholders. The vesting of these options represents a material financial benefit to Oldham.

22    While the Recommendation Statement does clearly disclose how the unvested options of Messrs. Oring, Poage, Shrader, and Nash will be treated under the Proposed Transaction, these Directors nevertheless received substantial compensation for their roles as Directors. Specifically, according to the Company’s Form 14A, 2008:

a.	Nash received cash, stock awards, and other compensation of$220,934;

b.	Oring received cash, stock awards, and other compensation of$166,577;

c.	Poage received cash, stock awards, and other compensation of$241,412;

d.	Shrader received cash, stock awards, and other compensation of$162,880.

23    As stated in the Company’s Form SC TO-T, dated September 24, 2009(“Tender Offer Statement”), the Merger Agreement provides that the “Company shall use its reasonable best efforts to cause the Company Board to have at least two (2) directors who [I were directors on the date of the Merger Agreement.” Since some of the Directors may stand to profit as Directors of the newly-formed company, they will experience a substantial benefit not shared with the other Parallel shareholders.

Substantive allegations

24    Parallel Petroleum is an oil and natural gas exploration and production company focused on the acquisition, development, and exploitation of long-lived oil and natural gas reserve. Parallel focuses on a number of resource gas projects in early development that provide tremendous growth potential for the Company.

25    The majority of the Company’s producing properties are in the Permian Basin area of West Texas and New Mexico. Collectively, the Permian Basin properties provide the Company with a great deal of growth potential for oil and gas exploration, particularly since the

Permian Basin includes 42,524 acres with a wealth of exploitation and development opportunities for both oil and natural gas. In February 2008, the United Geological Survey conducted a study of this area and estimated that there existed “a mean of 41 trillion cubic feet of undiscovered natural gas and a mean of 1.3 billion barrels of undiscovered oil in the Permian Basin Province.” The Company’s average daily oil production of the first quarter of 2009 alone was approximately 2,807 barrels of oil per day, most of which was produced from the Permian Basin properties.

26    The Company also engages extensively in the “Barnett Shale” gas project in the Fort Worth Basin of North Texas. Leasehold acreage in Parallel’s Barnett Shale gas project consists of approximately 30,000 gross acres. As of March 31, 2008, the Barnett Shale had fifty-eight gross producing wells. Parallel stands to gain significantly from the Barnett Shale gas project by way of its “farm out” agreements. In February2009, Parallel entered into an agreement with Chesapeake Energy Corporation(“Chesapeake”) to farm out oil wells in Barnett Shale to Chesapeake. As part of the agreement, Parallel assigned to Chesapeake 100% of its leasehold interest but reserved a50% reversionary interest that would vest once Chesapeake recovers 150% of its costs. Parallel revenues from its 50% reversionary interest stand to be substantial, particularly in light of the fact that many of the wells in Barnett Shale remain untapped.

27    In both the Barnett Shale and other gas projects, the Company has competed well in the oil and gas industry by employing state-of-the-art horizontal drilling and well stimulation technology to boost oil and gas yields significantly in difficult geology. Parallel specializes in a technology called “simofracs,” another modem technology involving fracture stimulation that also allows for greater oil and gas yields.

28    Additionally, many of the Company’s wells remain untapped since many are still awaiting the completion of a pipeline. For example, as of February 23, 2009,while the Company had thirty-seven wells in progress, thirty-four of these wells were shut-in awaiting pipeline, completing or awaiting completion, and three gross wells were drilling.

29    In light of the Company’s future prospects and expectations outlined herein, the Directors have no valid or pressing reason to sell the Company at the present time, particularly in the current depressed economic and valuation atmosphere (as explained below).

The Proposed Transaction is unfair

30    On September 15, 2009, the Company issued a press release announcing that the Individual Defendants had unanimously approved an agreement under which Apollo would acquire Parallel for approximately $3.15 per share in a deal valued at $483million, including debt. As the press release stated:

Parallel Petroleum Corporation (NASDAQ:PLLL) today announced that it has entered into a definitive agreement for the Company to be acquired by an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager, in a transaction valued at approximately$483 million, including the assumption or repayment of approximately$351 million of net indebtedness. The agreement was unanimously approved by Parallel’s Board of Directors.

Under the terms of the agreement, Parallel stockholders would receive$3.15 per share in cash, representing a premium of 56percent over Parallel’s average closing share price over the past thirty trading days and63 percent over Parallel’s average closing share price over the past sixty trading days. An affiliate of Apollo will commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock, and the associated preferred stock purchase rights, at a price of$3.15 per share, for a total consideration of approximately $132 million. The tender offer is expected to commence on or before September 24,2009 and to expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following the completion of the tender offer, the parties will complete a second-step merger in which any remaining shares of the Company will be converted into the right to receive the same price per share paid in the tender offer.

31    Under the Proposed Transaction, Parallel shareholders will receive approximately $3.15 in cash for each share of Parallel they own. The offer price is unfair to Parallel’s shareholders. As Thomson Reuters reported, at the time the Proposed Transaction was first announced, the median target price of the stock was $4 a share and the high target price was $7 a share. Thus, the offer price provides Apollo a 21%discount to Parallel’s average target price (median) of $4 a share and a 55% discount on the Company’s high target price of $7 a share. The offer price is also considerably lower than the Company’s 52-week high of $10.70.

32    Moreover, although Parallel’s stock price, like most public companies, has fallen since September 2008, the stock price has increased more than 279% since March20,2009. This increase in the Company’s stock price reflects the ongoing improvements in the Company’s operations and financial results, particularly due to the potential of growth in the Company’s gas projects in Barnett Shale and the Permian Basin (as discussed above).

33    This increase is all the more compelling in light of the fact that equities valuations continue to be temporarily depressed due to global economic conditions. Additionally, Parallel has continued to perform well compared to its competitors in the oil and gas industry, despite the lowered demand by consumers for oil and gas created by the recession. Clearly, Parallel’s value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction.

34    Indeed, analysts have not found the deal to be favorable to shareholders. As Capital One South coast analyst Richard Tull is noted in a Reuters article about the Proposed Transaction, “I find the deal to be a little less favorable to shareholders than I would have liked.” In the article, Tull is notes that, under the Proposed Transaction, Apollo stands to benefit greatly from Parallel’s business improvements, particularly” from a big increase in Parallel’s production as around eight of its new wells are coming online in the Permian basin.” As such, the Proposed Transaction is inadequate to Parallel’s shareholders and represents a significant discount to the Company’s actual and intrinsic value.

35    Moreover, the Company’s shareholders have been given a very limited timeframe on which to evaluate the Proposed Transaction and tender their shares. Although the tender offer was first announced on September 15, 2009, the Company commenced its tender offer just nine days later on September 24,2009 and stated that the tender offer would expire in less than one month on October 22, 2009. The expiration of the tender offer will then be followed by a second-step merger in which remaining shares of the Company will be converted into the right to receive the same price per share paid in the tender offer. Shareholders are being forced to tender their shares in a rushed and coercive fashion without a full opportunity to evaluate the merits of the Transaction.

36    Further enhancing the Proposed Transaction’s unfairness to Plaintiff and other Parallel shareholders are other provisions:

a.	No appraisal rights. Unlike the vast majority of sale agreements, appraisal rights are not available in the Tender offer. Thus, shareholders have no right to demand and receive judicial appraisal of the fair value of his, her, or its shares in connection with the sale.

b.	Termination Fee. Parallel must pay Apollo a termination fee of$5.5 million if, among other things, Parallel accepts a superior proposal to acquire the Company.

c.	Accelerated Vesting of Stock Options. As stated above, the vesting of the Directors’ stock options will be accelerated, leading to substantial benefits to the Individual Defendants.

37    On September 24,2009, the Individual Defendants caused Parallel to file a Schedule 14D-9 (“Recommendation Statement”) with the SEC. The Recommendation Statement is deficient in that it misrepresents or omits, or both, among other things, the following material information:

a.	According to the Recommendation Statement, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”) reviewed “certain internal financial and operating information with respect to the business, operations and prospects of the Company” in preparing its fairness opinion and the analysis supporting it. The Recommendation is deficient, however, because it fails to disclose this financial and operating information. Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants provided partial disclosures, they had an obligation to provide the stockholders with accurate, full, and fair information.

b.	The Recommendation states that the Individual Defendants contacted five parties to “solicit bids for the acquisition of the Company to evaluate whether such a transaction could enhance stockholder value as opposed to alternative strategic transactions under consideration by the Board.” The Recommendation is deficient because it fails to disclose the criteria used to identify these parties or the complete substance of the communications with those parties. This information is material to the Company’s shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Parallel’s public shareholders and to put the interests of these shareholders before their own. It is also material in demonstrating the fairness of the sale process.

38    Accordingly, absent the relief sought herein, Plaintiffs will suffer irreparable harm.

Count I (breach of fiduciary duties)

39    Plaintiff repeats and realleges each allegation set forth herein.

40    As Directors of the Company, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes fiduciary responsibilities to maximize the Company’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

41    As discussed herein, the Individual Defendants have breached their fiduciary duties to the Company’s shareholders by failing to engage in an honest and fairs ale process.

42    As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of the Company’s assets and will be prevented from benefiting from a value-maximizing transaction.

43    Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

44    Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against defendants as follows:

A.    Declaring that this action is properly maintainable as a class action;

B.    Enjoining the Individual Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a fair transaction that does not irreparably harm the Company’s shareholders;

C.    Awarding Plaintiff and the Class such damages as may be proved at trial including pre- and post-judgment interest,

D.    Awarding Plaintiff the cost and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E.    Granting such other and further equitable relief as this Court may deem just and proper.

SMITH, KATZENSTEIN & FURLOW LLP

David A. Jenkins (No. 932)

Robert K. Beste, III (No. 3931)

800 Delaware Avenue, Suite 1000

Post Office Box 410

Wilmington, Delaware 19899

(302) 652-8400

(302) 652-8405 (facsimile)

Attorneys for plaintiff

Of counsel:

Donald J . Enright

Elizabeth K. Tripodi

FINKELSTEIN THOMPSON LLP

1050 30th Street, NW

Washington, D.C. 20007

(202) 337-8000

(202) 337-8090 (facsimile)

and

Mark Punzalan

100 Bush Street, Suite 1450

San Francisco, California 941 04

(415) 398-8700

September 25,2009